SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: November 29, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Audited Consolidated Financial Statements for the years ended August 31, 2007, 2006 and 2005, Management Discussion and Analysis for years ended August 31, 2007 and 2006, and Chief Executive Officer and Chief Financial Officer Certifications.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

“James Sinclair”

Date:   November 29, 2007

James E. Sinclair,

Chief Executive Officer

Consolidated Financial Statements (Expressed in Canadian dollars) TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Years ended August 31, 2007, 2006 and 2005

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tanzanian Royalty Exploration Corporation

We have audited the accompanying consolidated balance sheets of Tanzanian Royalty Exploration Corporation (the Company) as of August 31, 2007 and 2006 and the related consolidated statements of operations and deficit, and cash flows for each of the years in the three-year period ended August 31, 2007.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2007 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in note 11 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 6, 2007 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

November 6, 2007

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tanzanian Royalty Exploration Corporation

We have audited Tanzanian Royalty Exploration’s (the Company) internal control over financial reporting as of August 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The following material weakness has been identified and included in management's assessment:  the Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties with respect to the financial reporting matters and controls.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This material weakness primarily affects equity, foreign exchange, inventory and the financial reporting process including consolidation, financial statement preparation and related note disclosures.  We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of August 31, 2007 and 2006, and the related consolidated statements of operations and deficit, and cash flows for each of the years in the three-year period ended August 31, 2007.  This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and this report does not affect our report dated November 6, 2007, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after August 31, 2007, relative to the aforementioned material weakness in internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

November 6, 2007

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Balance Sheets (Expressed in Canadian dollars) August 31, 2007 and 2006
		2007	2006

Assets

Current assets:
Cash and cash equivalents		$1,602,270	$3,174,549
Accounts and other receivables		71,775	18,824
Inventory		373,528	158,380
Prepaid expenses		101,480	80,457
		2,149,053	3,432,210

Mineral properties and deferred exploration costs (note 3)		22,459,627	20,593,948

Equipment and leasehold improvements (note 4)		812,792	865,809

		$25,421,472	$24,891,967

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)		$566,183	$559,312
Current portion of obligations under capital lease (note 5)		36,795	34,625
		602,978	593,937

Obligations under capital lease (note 5)		75,912	121,739

Shareholders’ equity:
Share capital (note 7(b))		54,113,279	51,397,278
Share subscriptions received (note 7(b))		2,344,971	750,000
Contributed surplus		310,921	134,133
Deficit		(32,026,589)	(28,105,120)
		24,742,582	24,176,291

Nature of operations (note 1)
Commitments (notes 3 and 9)
Subsequent events (note 10)

		$25,421,472	$24,891,967

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“James E. Sinclair”	Director	“Norman Betts”	Director

“Regina Kuo-Lee”	Chief Financial Officer

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Operations and Deficit (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005
	2007	2006	2005

Expenses:
Amortization	$104,511	$96,694	$88,981
Annual general meeting	74,847	94,097	36,299
Capital tax	-	-	3,243
Consulting and management fees	202,561	177,771	139,054
Directors’ fees	379,584	180,229	92,986
Insurance	109,696	105,729	97,412
Memberships, courses and publications	4,092	6,889	649
Office and administration	115,120	92,071	84,022
Office rentals	65,918	61,972	65,760
Press releases	54,732	89,844	41,814
Printing and mailing	34,336	35,794	46,220
Professional fees	378,429	484,653	147,333
Promotions and shareholder relations	50,793	63,026	12,495
Salaries and benefits	622,168	674,306	590,073
Stock-based compensation	148,102	44,772	-
Telephone and fax	19,641	21,261	29,407
Training	2,908	-	18,756
Transfer agent and listing	128,509	204,795	140,166
Travel and accommodation	78,221	60,565	36,881
	2,574,168	2,494,467	1,671,551

Other expenses (earnings):
Foreign exchange	125,457	139,856	134,650
Interest, net	(19,757)	(22,262)	11,488
Gain on sale of short-term investments	(54,723)	-	(2,620)
Property investigation costs	31,291	24,259	133,627
Write-off of mineral properties and deferred exploration costs (note 3)	1,265,033	1,690,402	1,629,932
	1,347,301	1,832,255	1,907,077

Loss before income taxes	(3,921,469)	(4,326,722)	(3,578,628)

Future income tax recovery	-	-	647,565

Loss for the year	(3,921,469)	(4,326,722)	(2,931,063)

Deficit, beginning of year	(28,105,120)	(23,778,398)	(20,847,335)

Deficit, end of year	$(32,026,589)	$(28,105,120)	$(23,778,398)

Basic and diluted loss per share	$(0.05)	$(0.05)	$(0.04)

Weighted average number of shares outstanding (note 2(k))	86,486,098	85,666,361	83,387,939

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Cash Flows (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005
	2007	2006	2005

Cash provided by (used in):

Operations:
Loss for the year	$(3,921,469)	$(4,326,722)	$(2,931,063)
Items not affecting cash:
Amortization	104,511	96,694	88,981
Stock-based compensation	148,102	44,772	-
Non-cash directors’ fees	260,312	89,361	-
Gain on sale of short-term investments	(54,723)	-	(2,620)
Write-off of mineral properties and deferred exploration costs	1,265,033	1,690,402	1,629,932
Future income tax recovery	-	-	(647,565)
	(2,198,234)	(2,405,493)	(1,862,335)
Changes in non-cash working capital
Accounts receivable and other receivables	(52,951)	58,853	(16,642)
Inventory	(215,148)	(108,446)	(49,934)
Prepaid expenses	(21,023)	(7,184)	(36,362)
Accounts payable and accrued liabilities	6,871	386,500	26,140
	(2,480,485)	(2,075,770)	(1,939,133)

Investing:
Mineral properties and exploration expenditures (note 3)	(2,616,921)	(2,865,096)	(1,817,102)
Option payments received and recoveries	292,583	320,021	301,191
Equipment and leasehold improvement expenditures	(51,492)	(40,447)	(140,403)
Sale (purchase) of short-term investments, net	173,472	-	417,728
Proceeds on disposal of asset	-	-	2,653
	(2,202,358)	(2,585,522)	(1,235,933)

Financing:
Share capital issued - net of issuance costs	750,000	5,743,654	2,694,325
Shares issued for options exercised	59,250	-	-
Share subscriptions received	2,344,971	750,000	813,828
Repayment of obligations under capital lease	(43,657)	(53,281)	(5,067)
3,110,564		6,440,373	3,503,086

Increase (decrease) in cash and cash equivalents	(1,572,279)	1,779,081	328,020

Cash and cash equivalents, beginning of year	3,174,549	1,395,468	1,067,448

Cash and cash equivalents, end of year	$1,602,270	$3,174,549	$1,395,468

Supplementary information:
Interest received (paid), net	$19,757	$22,262	$(11,488)
Non-cash transactions:
Mineral property recoveries by way of marketable securities	118,750	-	484,978
Issuance of share capital for acquisition of mineral property	925,124	-	-
Shares issued in current year for subscriptions received in prior year	750,000	813,828	-

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

1.	Nature of operations:

Tanzanian Royalty Exploration Corporation (the Company) is incorporated under the laws of Alberta, Canada and its primary business activities are the acquisition and exploration of mineral properties including the optioning out of properties for pre-production option payments and royalties on future gold production.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable.  Consequently, the Company considers itself to be an exploration stage company.  Although at August 31, 2007 the Company has spending commitments (note 3) which approximate its working capital, it has financing commitments of $3,000,000 from its chairman and chief executive officer (CEO) (note 7(b)), and, if necessary, could adjust the extent and timing of certain expenditures.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are ultimately dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties.  The amounts shown as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values.

2.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  A reconciliation of material measurement differences to accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 11.

	(a)	Principles of consolidation:
These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany amounts are eliminated on consolidation.
	(b)	Translation of foreign currencies:

The measurement currency of the Company in these consolidated financial statements is the Canadian dollar.  The Company’s subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates.  Non-monetary assets are translated at historical exchange rates.  Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate.  Translation gains and losses are included in the statements of operations and deficit.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):
	(c)	Cash and cash equivalents:
Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less when acquired.
	(d)	Short-term investments:

Interest-bearing securities having a term to maturity in excess of three months but less than one year are classified as short-term investments.  Short-term investments are stated at the lower of cost and market value.

	(e)	Inventory:
Inventory consists of supplies for the Company’s drilling rig and is stated at the lower of cost and replacement cost.
	(f)	Mineral properties and deferred exploration costs:

The Company holds various positions in mineral property interests, including prospecting licences, reconnaissance licences, and options to acquire mining licences or leases.  All of these positions are classified as mineral properties for financial statement purposes.

Acquisition costs and exploration costs, including option payments, relating to mineral properties are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or to be sold or management determines that the mineral property is not economically viable, at which time the unrecoverable deferred costs are written off.  Option payments arising on the acquisition of mineral property interests are exercisable at the discretion of the Company and are recognized as paid or payable.

Amounts recovered from third parties to earn an interest in the Company’s mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs.  All other overhead and administration costs are expensed in the year they are incurred.

Under CICA Handbook Section 3061, Property, Plant and Equipment, for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  Emerging Issue Committee Abstract 126, Accounting by Mining Enterprises for Exploration Costs, (EIC-126) states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 Enterprises in the Development Stage (AcG 11) regarding impairment in determining whether exploration costs may be initially capitalized.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):
	(f)	Mineral properties and deferred exploration costs (continued):

With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Furthermore, pursuant to EIC-126, deferred exploration costs are not automatically subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized.  Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, Impairment of Long-Lived Assets.  Mineral properties and deferred exploration costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  An impairment loss is recognized if, at the date it is tested for recoverability, the carrying amount of the mineral property exceeds the sum of the undiscounted cash flows expected to result from its production and/or eventual disposition.  The impairment loss is measured as the amount by which the carrying amount of the mineral property exceeds its fair value.

	(g)	Equipment and leasehold improvements:

Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

		Assets	Rate

		Machinery and equipment	20% to 30%
		Automotive	30%
		Computer equipment	30%
		Drilling equipment and automotive equipment under capital lease	6.67%
		Leasehold improvements	20%

(h)	Stock-based compensation:

All stock-based compensation is determined based on the fair value method and expensed over the expected vesting period.  The fair value of restricted stock units is determined as the market price of the Company’s shares on the grant date as determined for accounting purposes.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):
(i) Income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards, and are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  Future tax benefits, such as non-capital loss carry forwards, are recognized if realization of such benefits is considered more likely than not.

(j)	Asset retirement obligation:

The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets if a reasonable estimate of fair value can be made.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

The Company has determined that it has no material asset retirement obligations as at August 31, 2007 and 2006.
(k)	Loss per share:

Loss per share has been calculated using the weighted average number of common shares issued and outstanding.  Shares held in escrow subject to performance conditions for release are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share prior to their eligibility for release.  All outstanding stock options, restricted stock units, special warrants and share purchase warrants, all of which could potentially dilute basic loss per share, have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):
	(l)	Financial instruments:

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities and obligations under capital lease.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value due either to the short-term to maturity or the existence of interest rates that approximate market rates.

	(m)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Areas requiring the use of estimates and measurement uncertainties include the valuation and impairment of value of mineral properties and deferred exploration costs, the determination of stock-based compensation expense and the determination of future income taxes.  Actual results may differ from management’s estimates.

	(n)	Segmented information:

The Company’s principal operations are located in Tanzania.  The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties.  All mineral properties (note 3) and equipment and leasehold improvements are situated in Tanzania (note 4).

	(o)	Comparative figures:
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3.	Mineral properties and deferred exploration costs:
The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development.  Commencing with the new mining act issued in Tanzania in 1998, a prospecting licence is issued for a period of up to three years and renewable two times for a period up to two years each.  At each renewal at least 50% of the remaining area is relinquished.  A reconnaissance licence is issued for two year and renewed for a period not exceeding a year.  All prospecting licences are granted subject to an annual rental fee of not more than US$50 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

3.	Mineral properties and deferred exploration costs (continued):
	The continuity of expenditures on mineral properties is as follows:

		Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

	Balance, August 31, 2004	$ 6,565,003	$ 2,819,621	$ 1,768,493	$ 2,788,862	$ 1,054,863	$ 1,528,023	$ 589,982	$ 1,071,189	$ 652,479	$ 1,014,781	$ 19,853,296
	Exploration expenditures:
	Camp, field supplies and travel	339	17,089	-	4,432	20,091	-	6,248	1,849	-	111,172	161,220
	Exploration and field overhead	2,800	142,948	28,278	29,945	68,848	16,095	63,611	36,488	14,109	534,210	937,332
	Geological consulting and field wages	-	-	14,332	-	-	-	-	-	-	-	14,332
	Geophysical and geochemical	-	30,200	-	42,932	33,298	34	9,271	1,893	1,393	83,610	202,631
	Property acquisition costs	18,635	92,788	16,549	-	60,149	12,075	-	-	-	242,019	442,215
	Parts and equipment	-	4,639	-	-	-	-	-	-	-	-	4,639
	Trenching and drilling	-	40,593	-	-	899	3,502	-	-	-	9,739	54,733
	Recoveries	(24,146)	-	-	-	-	(130,226)	-	(24,146)	(122,673)	-	(301,191)
		(2,372)	328,257	59,159	77,309	183,285	(98,520)	79,130	16,084	(107,171)	980,750	1,515,911

	Write-offs	(656,500)	-	-	(73,010)	-	-	(316,476)	(299,118)	(43,399)	(241,429)	(1,629,932)

	Balance, August 31, 2005	5,906,131	3,147,878	1,827,652	2,793,161	1,238,148	1,429,503	352,636	788,155	501,909	1,754,102	19,739,275
	Exploration expenditures:
	Camp, field supplies and travel	7,861	82,544	250	3,110	2,969	3,172	1,811	-	7,426	67,525	176,668
	Exploration and field overhead	32,321	361,174	14,989	29,337	19,279	20,898	9,446	5,116	40,652	488,818	1,022,030
	Geological consulting and field wages	2,882	-	-	-	-	-	-	-	-	-	2,882
	Geophysical and geochemical	3,413	231,846	-	47	41,600	875	77	-	4,174	194,280	476,312
	Property acquisition costs	13,098	116,462	17,404	-	58,433	11,729	-	13,098	-	249,817	480,041
	Parts and equipment	-	114	-	-	-	-	-	-	-	-	114
	Trenching and drilling	470,995	177,764	-	379	8,563	-	-	-	-	49,348	707,049
	Recoveries	(43,660)	-	(77,610)	-	-	(87,531)	-	(43,660)	(67,560)	-	(320,021)
		486,910	969,904	(44,967)	32,873	130,844	(50,857)	11,334	(25,446)	(15,308)	1,049,788	2,545,075

	Write-offs	-	(37,993)	(34,401)	-	(291,480)	(423,377)	(363,970)	-	-	(539,181)	(1,690,402)

	Balance, August 31, 2006	6,393,041	4,079,789	1,748,284	2,826,034	1,077,512	955,269	-	762,709	486,601	2,264,709	20,593,948
	Shares issued for mineral properties interest	-	-	925,124	-	-	-	-	-	-	-	925,124
	Exploration expenditures:
	Camp, field supplies and travel	-	13,077	157,810	-	-	-	11,510	1,593	-	66,050	250,040
	Exploration and field overhead	17,454	83,156	927,100	8,706	5,631	40,081	97,695	23,782	7,612	146,591	1,357,808
	Geological consulting and field wages	-	-	-	-	-	-	-	-	-	(11,233)	(11,233)
	Geophysical and geochemical	267	62,821	89,995	-	738	14,291	(414)	524	19,835	127,171	315,228
	Property acquisition costs	-	71,801	4,178	-	57,118	13,995	-	-	-	245,856	392,948
	Parts and equipment	-	1,304	-	-	-	-	-	-	-	-	1,304
	Trenching and drilling	(10,514)	1,527	286,486	-	-	-	14,542	8,403	-	10,382	310,826
	Recoveries	(83,404)	(80,321)	-	-	-	(92,670)	-	-	(154,938)	-	(411,333)
		(76,197)	153,365	2,390,693	8,706	63,487	(24,303)	123,333	34,302	(127,491)	584,817	3,130,712

	Write-offs	-	-	(77,479)	-	-	(54,210)	(123,333)	(334,538)	(10,802)	(664,671)	(1,265,033)

	Balance, August 31, 2007	$ 6,316,844	$ 4,233,154	$ 4,061,498	$ 2,834,740	$ 1,140,999	$ 876,756	$ -	$ 462,473	$ 348,308	$ 2,184,855	$ 22,459,627

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

3.	Mineral properties and deferred exploration costs (continued):
The Company assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2007 and recorded a write-down of $1,265,033.
	(a)	Itetemia Project:
The Itetemia property consists of eight (2006 - seven) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Itetemia Project.
One prospecting licence is subject to a 3% net smelter royalty.

The Company acquired a 90% interest in another of the prospecting licences through an agreement with the State Mining Corporation (Stamico) dated July 18, 1994.  Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting licence by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico’s 2% royalty interest in exchange for US$1,000,000.

The Company is required pay to Stamico an annual option fee of US$15,000 for each of 2006 and 2007 and US$20,000 each year thereafter.
One of the licenses is subject to an option agreement with Barrick Exploration Africa Ltd. (BEAL) (note 3(k)).

In January 2007 the Company concluded an option royalty agreement with Sloane Developments Ltd. (Sloane), a UK-based company for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90 to 100% in ten prospecting licenses in the Lake Victoria greenstone belt of Tanzania by incurring $1 million in expenditures on the licenses on or before the second anniversary date.  Six of these licenses comprise the Luhala Project (all 100%) while the remaining four licenses constitute the Itetemia Project (all 90%).

	(b)	Luhala Project:
The Luhala property consists of six (2006 - six) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Luhala Project.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima.  For Shilalo, the Company has made payments totaling US$16,000, for Ngobo, the Company has made payments totalling US$120,000, and for Sima, has made payments totaling US$84,000 in order to maintain the options.  The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

For the Shilalo licence, the vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e., 1%) for US$250,000.
During the year ended August 31, 2007, the Company did not abandon any licenses and therefore no write off was taken for this property (2006 - $37,994).
Luhala forms part of the agreement entered into with Sloane (note 3(a)).

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

3.	Mineral properties and deferred exploration costs (continued):
	(c)	Kigosi:

The Kigosi property consists of nineteen (2006 - fourteen) prospecting licences.  During the year ended August 31, 2004, the Company reclassified certain licenses from the Ushirombo and Ushirombo West with deferred costs of $286,762 (note 3(g)) to the Kigosi property.  The Company has a 100% interest in two of the licences and, through prospecting and mining option agreements entered into in the 2003 fiscal year has options to acquire between 51% to 90% interests in the other seventeen licences.  The Company must make payments totalling US$162,000 over eight years (US$70,000 paid to date with the balance required as follows: 2008 - US$20,000; 2009 - US$22,000; 2010 - US$24,000, 2011 - US$26,000) and is required to fund all costs of exploration of the properties in order to maintain the options.

During the year ended August 31, 2007, the Company abandoned certain licences in the area and wrote off $77,479 (2006 - $34,401) of costs related to the abandoned area.

On July 21, 2003, the Company entered into an agreement with Ashanti Goldfields (Cayman) Limited (Ashanti), granting Ashanti the option to acquire the total rights, titles and interests of the Company in the prospecting licences in the Kigosi area, save and except for a royalty varying between 0.5% to 2% of net smelter returns, depending on the market price of gold, to be paid by Ashanti to the licence owners.

The Company entered into a Purchase and Sale Agreement with Ashanti dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti.

The acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below.  The two tranches consist of (i) the issuance of 160,052 common shares which were issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement, and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company.  As at August 31, 2007, the issuance of 20,006 common shares remains outstanding.

	(d)	Lunguya:

The Lunguya property consists of ten (2006 - eight) prospecting licences.  Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the ten licences.  To maintain the options, the Company is required to meet certain expenditure requirements and fund all exploration costs of the properties.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

3.	Mineral properties and deferred exploration costs (continued):
	(e)	Kanagele:

The Kanagele property consists of ten (2006 - ten) prospecting licences.  In 2002, the Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$39,000 paid to date) in exchange for a 90% interest in three prospecting licence and an option to purchase the remaining 10% upon production decision.  In 2004, the Company entered into an option agreement for one prospecting license requiring payments of US$145,000 (US$46,000 paid to date) over nine years.  The Company has options to acquire a 65% interest in the other seven licences acquired through prospecting and option agreements.  The Company is required to fund all exploration costs of the properties.

In 2005, the Company entered into two agreements for two prospecting licenses for an 85% interest requiring payments of US$173,000 over six years (US$57,000 paid to date).
During the year ended August 31, 2007, the Company did not abandon any licences in the area, therefore no write off was taken (2006 - $291,480).
	(f)	Tulawaka:

The Tulawaka property consists of eight (2006 - nine) prospecting licences.  The Company owns four of the licences and has options to acquire interests ranging from 65% to 90% in the other four licences through prospecting and option agreements.  Two licences are subject to an option agreement with MDN Inc. (MDN) (formerly Northern Mining Explorations Ltd.) (note 3(l)).

During the year ended August 31, 2003, the Company entered into a prospecting mining option agreement to acquire a 90% interest in a prospecting license.  The Company must make payments of US$117,000 over eight years, (US$42,000 paid to date with the balance required as follows:  2008 - US$13,000; 2009 - US$14,000; 2010 - US$15,000; 2011 - US$16,000; 2012 - US$17,000) and is required to fund all exploration costs of property to maintain its option.

During the year ended August 31, 2007, the Company abandoned certain licences in the area and wrote-off $54,210 (2006 - $423,377) of costs related to the abandoned area.
	(g)	Ushirombo:

The Ushirombo property consists of four prospecting licences (2006 - four).  The Company holds 100% interest in one of these licences and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other three licences.  The Company is required to fund all exploration costs of the properties.

During the year ended August 31, 2007, the Company abandoned certain licences in the area and wrote-off $123,333 (2006 - $363,970) of costs related to the abandoned area.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

3.	Mineral properties and deferred exploration costs (continued):
	(h)	Mbogwe:

The Mbogwe property consists of seven (2006 - five) licences.  The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences.  The Company is required to fund all exploration costs of the properties.

		During the year ended August 31, 2007, the Company abandoned certain licences in the area and wrote-off $334,538 (2006 - nil) of costs related to the abandoned area.
	(i)	Biharamulu:

The Biharamulu property consists of seven (2006 - six) prospecting licences.  The Company has a 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 51% to 65% in the other five licences.  The Company is required to fund all exploration costs of the properties.  Three of the licences are subject to the option agreement with MDN (note 3(l)).

		During the year ended August 31, 2007, the Company abandoned certain licences in the area and wrote-off $10,802 (2006 - nil) of costs related to the abandoned area.
	(j)	Other:

The Company’s other properties consist of 136 prospecting licences.  The Company has options to acquire interests in these properties ranging from 51% to 100%.  To maintain these options and licences, the Company must make the following future payments to maintain its options:

		2008	$ 378,500
		2009	378,500
		2010	398,500
		2011	418,500
		2012	279,000
		Thereafter	305,000

			$ 2,158,500

		During the year ended August 31, 2007, the Company abandoned certain licences in these areas and wrote-off $664,671 of costs related to the abandoned area.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

3.	Mineral properties and deferred exploration costs (continued):
	(k)	Joint venture with Barrick Exploration Africa Ltd. (“BEAL”):

BEAL had the option to acquire the total rights, titles and interests of the Company in prospecting licences in various properties, herein called the BEAL project.  In exchange for this option, BEAL paid US$100 to the Company.  To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence.  In addition, BEAL must make the following annual payments to the Company for each retained prospecting licence:

		December 2006 and subsequent years	US$40,000

Within thirty days after commercial production, BEAL must pay the Company US$1,000,000 and an additional US$1,000,000 on each of the next two years.  BEAL will also pay the owner of the licence 1.5% of net smelter returns.

The Company has received from BEAL notices of relinquishment for all rights, titles, and interests in all but one prospecting license included in the option agreement.
As at August 31, 2007, the one remaining prospecting licences in the BEAL project, is located at Itetemia.
	(l)	Option Agreement with MDN Ltd. (“MDN”):

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles and interests of the Company in certain prospecting licences.  To maintain and exercise the option, MDN must make annual payments for each retained prospecting licence, incur minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2009.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

As at August 31, 2007, of the five prospecting licences optioned to Northern, three are located in Biharamulu and two are located in Tulawaka.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

4.	Equipment and leasehold improvements:

	2007	Cost	Accumulated amortization	Net book value

	Drilling equipment	$569,260	$93,136	$476,124
	Automotive equipment under capital lease	214,712	35,480	179,232
	Automotive	174,244	116,009	58,235
	Computer equipment	114,014	83,963	30,051
	Machinery and equipment	143,528	75,735	67,793
	Leasehold improvements	6,874	5,517	1,357

		$1,222,632	$409,840	$812,792

	2006	Cost	Accumulated amortization	Net book value

	Drilling equipment	$564,311	$55,185	$509,126
	Automotive under capital lease	214,712	22,678	192,034
	Automotive	143,715	103,805	39,910
	Computer equipment	104,961	74,800	30,161
	Machinery and equipment	157,171	64,508	92,663
	Leasehold improvements	6,873	4,958	1,915

		$1,191,743	$325,934	$865,809

5.	Obligations under capital lease:
	During the year, the Company has financed two vehicles by entering into capital leasing arrangements. Future minimum lease obligations are due as follows:

	2008		$ 47,559
	2009		47,560
	2010		40,515

	Net minimum lease payments (US$127,866)		135,634
	Less amount representing interest at 9.0%		(22,927)

	Present value of net minimum capital lease payments		112,707
	Current portion		36,795

			$ 75,912

	Interest of $14,687 (2006 - $17,242; 2005 - $3,040) relating to obligations under capital lease has been included in interest expense.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

6.	Income taxes:
Substantially all differences between actual income tax recovery of nil (2006 – nil; 2005 - $647,565; 2004 - nil) and the expected income tax recovery relate to losses not recognized for tax purposes.
The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2007 and 2006 are as follows:

2007	2006

Future income tax assets:
Equipment	$72,000	$74,000
Non-capital losses for tax purposes	3,481,000	2,679,000
Capital losses for tax purposes	39,000	40,000
Resource related deductions carried forward	3,318,000	3,300,000
6,910,000	6,093,000

Valuation allowance	(6,910,000)	(6,093,000)

Net future income tax assets	$-	$-

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.

At August 31, 2007, the Company has non-capital losses for Canadian income tax purposes of approximately $7,862,000, which are available to carry forward to reduce future years’ taxable income.  These income tax losses expire as follows:

2008	$ 694,000
2009	733,000
2010	1,508,000
2014	914,000
2015	997,000
2026	1,628,000
2027	1,388,000

$ 7,862,000

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

6.	Income taxes (continued):
	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

		2007	2006	2005

	Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	35%	35%	34%

	Statutory income tax rates applied to accounting income	$(1,372,000)	$(1,514,000)	$(1,217,000)

	Increase (decrease) in provision for income taxes:
	Valuation allowance	817,000	402,000	432,000
	Foreign tax rates different from statutory rate	107,000	124,000	106,000
	Permanent differences and other items	(77,000)	296,000	545,000
	Loss expired in year	187,000	201,000	782,000
	Change in statutory tax rates	338,000	491,000	-
		1,372,000	1,514,000	1,865,000

	Recovery/(provision) for income taxes	$-	$-	$648,000

	Effective rate of income taxes	0%	0%	0%

The Company has a capital loss carry forward of approximately $250,000 which is available indefinitely to reduce future capital gains for tax purposes and resource pools of approximately $10,704,000 which are available indefinitely to reduce future income tax for tax purposes.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

7.	Share capital:
	(a)	Authorized:
		91,000,000 common voting shares with no par value (2006 - 91,000,000; 2006 - 91,000,000)
	(b)	Issued common shares, warrants and share subscriptions:

			Number of shares	Amount

		Balance, August 31, 2004	82,464,037	$42,145,471
		Issued for cash	2,204,517	2,625,000
		Stock options exercised	107,500	69,325

		Balance, August 31, 2005	84,776,054	44,839,796
		Issued for cash	793,468	5,513,979
		Issued for share subscriptions previously received	379,053	813,828
		Stock options exercised	292,500	229,675

		Balance, August 31, 2006	86,241,075	51,397,278
		Issued for cash	129,599	750,000
		Issued for share subscriptions previously received	110,525	750,000
		Stock options exercised	75,000	59,250
		Issued pursuant to Restricted Stock Unit plan	32,242	231,627
		Issued for mineral property acquisition	160,052	925,124

		Balance, August 31, 2007	86,748,493	$54,113,279

In February 2005, the Company completed a private placement pursuant to a subscription agreement with the Company’s chairman and CEO for the sale of between $1,500,000 to $3,000,000 worth of common shares of the Company in 24 separate monthly closings.  The sales price of the common shares was equal to the five day weighted average trading price for the last five consecutive trading days of each month immediately preceding the closing date.  Each closing was to be between $62,500 to $125,000.  As at August 31, 2005, the Company has issued in total 2,137,629 common shares and received $2,950,000 pursuant to this subscription agreement.

During the year ended August 31, 2005, the chairman and CEO also subscribed for an additional 819,000 common shares at a price of $1.221 per share, resulting in gross proceeds of $1,000,000 to the Company.

During the year ended August 31, 2006, the Chairman and CEO completed a private placement subscription agreement for 107,124 common shares at a price of $9.335 per share, resulting in gross proceeds of $1,000,000 to the Company.

On February 23, 2006 the Chairman and CEO completed a private placement subscription agreement for 183,440 common shares of the Company at $7.844 per share, resulting in gross proceeds of $1,438,903 to the Company.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

7.	Share capital (continued):
	(b)	Issued common shares, options and share subscriptions (continued):

On September 30, 2005 the Chairman and CEO completed a private placement subscription agreement for 442,478 common shares of the Company at $2.147 per share, resulting in gross proceeds of $950,000 to the Company.

Also during the year ended August 31, 2006, a third party purchased 215,820 common shares at $6.667 per share for gross proceeds to the Company of $1,458,872.

On August 8, 2006 the Company entered into a private placement subscription agreement with the Chairman and CEO for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  From February 1 to August 31, 2007, 129,599 shares were issued for proceeds of $750,000 to the Company and at August 31, 2007 there are six tranches that have not been issued.

On February 13, 2007, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for the sale of $3,000,000 worth of common shares in eight separate quarterly closings.  The sales price of the common shares was equal to the five day weighted average trading price for the last five consecutive trading days of each quarter immediately preceding the closing date.  As at August 31, 2007, the Company had issued 129,599 shares for cash proceeds of $750,000 pursuant to this agreement.  As at August 31, 2007, the Company received $2,344,971 (2006 - $750,000) from the Chairman and CEO pursuant to this private placement subscription agreement for which shares had not been issued.  These funds were recorded as share subscriptions received at August 31, 2007.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

7.	Share capital (continued):
	(c)	Stock options:

The Company has a stock option plan which is administered by the board of directors and options are granted at their discretion.  The number of shares reserved, set aside and available for issue under the plan should not exceed 8,109,132 or such greater number of shares as may be determined by the board and approved, if required, by the shareholders of the Company and by any relevant stock exchange or regulatory authority.  Options must expire no later than five years from the date such options are granted.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of those directors, officers and employees with those of the shareholders.  Stock option activity during the three years ended August 31, 2007 was as follows:

			Number of shares	Weighted average price

		Outstanding, August 31, 2005	417,500	$ 0.79
		Exercised	(292,500)	0.79
		Cancelled	(50,000)	0.79

		Outstanding, August 31, 2006	75,000	0.79
		Exercised	(75,000)	0.79

		Outstanding, August 31, 2007	-	$ -

As of April 3, 2003, the Board resolved that the Company will not grant any further options under the Stock Option Plan and that upon exercise or expiration of all stock options currently outstanding, the Stock Option Plan be terminated.  The last of the remaining stock options outstanding under the Stock Option Plan were exercised in 2007 and the Stock Option Plan has been terminated.

	(d)	Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 6 percent and 30 percent of the participants’ salaries.  All contributions vest immediately.  ESOP compensation expense for the year ended August 31, 2007 was $62,216 (2006 - $60,577) and is included in salaries and benefits expense.

	(e)	Restricted share units:

During 2006, the Company received shareholder approval to institute a Restricted Stock Unit Plan.  The Plan is designed to compensate employees and directors for their service to the Company.  Of the 500,000 shares available under the plan, 179,037 (2006 - 69,565) have been granted as of August 31, 2007.  Of the shares granted, 32,242 units vested on the first anniversary of the grant date with the remainder vesting on the third anniversary of the grant date.  Total stock-based compensation expense related to the issue of restricted stock was $408,414 (2006 - $134,311).

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

8.	Related party transactions:

In addition, to related party transactions disclosed elsewhere in these consolidated financial statements, during the year ended August 31, 2007, $207,947 (2006 - $190,887; 2005 - $44,813) was paid or payable by the Company to certain directors or entities affiliated with the directors.  The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2007, the legal expense charged by this firm was $82,404, of which $11,000 remains payable at year end.  In addition to RSUs, directors were paid cash $102,473 (2006 - $90,687; 2005 - $92,986) for director fees.

9.	Commitments:

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $13,200 for premises in 2008

10.	Subsequent events:

Subsequent to August 31, 2007, the Company issued 347,222 common shares at a price of $5.76 per share, to the chairman and CEO of the Company for consideration of $2,000,000 pursuant to a private placement subscription agreement date October 11, 2007.

On November 13, 2007, the third tranche of the $3 million private placement with the Company’s Chairman and CEO was completed for the purchase of 63,993 common shares at a price of $5.86 per share.

11.	Reconciliation between Canadian and United States generally accepted accounting principles:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  A description of United States generally accepted accounting principles (US GAAP) and rules prescribed by the United States Securities and Exchange Commission (SEC) that result in material measurement differences from Canadian GAAP follows:

(a) Mineral property and deferred exploration cost:
Under Canadian GAAP, the Company capitalizes mineral property acquisition and exploration costs as described in note 2(f).

For US GAAP purposes, exploration and land use costs (including option payments) on mineral properties are expensed as incurred for US GAAP purposes, until commercially minable deposits are determined to exist within a particular property.  Property acquisition costs are capitalized as incurred and are subject to impairment analysis on occurrence of a triggering event, which is effectively a negative event that differs from the Company’s original expectations made at the time of the acquisition.  Such acquisition costs will be amortized on a unit of production basis once production commences.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(a)	Mineral property and deferred exploration cost (continued):

For Canadian GAAP purposes, cash flows relating to mineral property exploration and land use costs are reported as investing activities in the consolidated statements of cash flows.  For US GAAP purposes, these costs would be characterized as operating activities in the consolidated statements of cash flows.

During the years ended August 31, 2007 and 2006, the Company wrote down mineral property and deferred exploration costs in its consolidated financial statements prepared in accordance with Canadian GAAP (note 3).  The mineral property exploration costs incurred would previously have been expensed for US GAAP and, as such, have been added back to loss from operations under US GAAP for the years ended August 31, 2007 and 2006.

	(b)	Income taxes:

As described in note 2(i), the Company follows the asset and liability method of accounting for income taxes.  This is consistent with the method used for US GAAP purposes.  However, differences to amounts recorded for future income taxes arose in prior years on the application of US GAAP to the financial statements due to the differences in accounting for mineral property exploration and land use costs under the different GAAPs.

	(c)	Stock-based compensation:

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on September 1, 2002.  The Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.  The Financial Accounting Standards Board Statement No. 123R, Share-Based Payments (SFAS 123R) became effective for the Company commencing September 1, 2005.  SFAS 123R replaces SFAS 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25).

As allowed by SFAS 123, the Company continued to follow the intrinsic value principles of APB Opinion 25, up to August 31, 2005, in measuring compensation expense for employee options.  Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock.  The application of APB 25 resulted in compensation expense of $61,850 being recognized for stock-based compensation plans for employees prior to August 31, 2001, and no material expense for any of the other periods presented up to August 31, 2005.  On September 1, 2005, the Company adopted SFAS 123R for US GAAP purposes, which requires the cost of employee services received in exchange for an award of equity instruments to be based on the grant-date fair value of the award.  The accounting for employee awards under SFAS 123R is similar to the Company’s accounting policy for Canadian GAAP purposes, and, as such, a GAAP difference does not arise during the year ended August 31, 2006 and there is no cumulative effect on adoption on September 1, 2005.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(c)	Stock-based compensation (continued):

SFAS 123 and SFAS 123R require the fair value of the stock options granted to non-employees to be expensed.  During the years ended August 31, 2007, 2006 and 2005, no options to non-employees were granted or vested, and accordingly, no expense was recognized for non-employee stock options.

		The cumulative effect of stock options granted to non-employees for the period from implementation of SFAS 123 to August 31, 2002 would have been a $393,078 increase in the deficit and share capital.

With respect to escrowed shares, US GAAP generally considers escrowed shares to be a compensatory arrangement between the Company and the holder of the shares.  Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the consideration paid or payable on the issue of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

5,000,000 common shares of the Company held in escrow at August 31, 2002 became eligible for release during fiscal 2003.  Based on the market price at that time, $2,300,000 was charged to operations for US GAAP purposes in 2003.  No charge was made or required under Canadian GAAP.

	(d)	Reconciliation:
		The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets and statements of operations and cash flows is summarized as follows:
		(i) Assets:
			2007	2006

		Assets, under Canadian GAAP	$25,421,472	$24,891,967
		Adjustment for mineral properties and deferred exploration (note 11(a))	(15,880,555)	(13,730,251)

		Assets, under US GAAP	$9,540,917	$11,161,716

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued):
		(ii) Share capital and share subscriptions received:
			2007	2006

		Share capital and share subscriptions received, under Canadian GAAP	$56,458,250	$52,147,278
		Adjustment for stock-based compensation for employees (note 11(c))	61,850	61,850
		Adjustment for stock-based compensation for non-employees (note 11(c))	393,078	393,078
		Adjustment for escrow shares (note 11(c))	2,300,000	2,300,000

		Share capital and share subscriptions received, under US GAAP	$59,213,178	$54,902,206

(iii) Deficit:

		2007	2006

Deficit, under Canadian GAAP		$(32,026,589)	$(28,105,120)
Adjustment for stock-based compensation for employees (note 11(c))		(61,850)	(61,850)
Adjustment for stock-based compensation for non-employees (note 11(c))		(393,078)	(393,078)
Adjustment for escrow shares (note 11(c))		(2,300,000)	(2,300,000)
Adjustment for mineral property exploration costs (note 11(a))		(15,880,555)	(13,730,251)

Deficit, under US GAAP		$(50,662,072)	$(44,590,299)
(iv) Loss and loss per share:

	Years ended August 31,
	2007	2006	2005

Loss for the year, under Canadian GAAP	$(3,921,469)	$(4,326,722)	$(2,931,063)
Adjustment for mineral property exploration costs (note 11(a))	(2,150,304)	(1,356,359)	(529,742)
Adjustment for future income taxes (note 11(b))	-	-	(150,106)

Loss for the year, under US GAAP	$(6,071,773)	$(5,683,081)	$(3,610,911)

Basic and diluted loss per share, under US GAAP	$(0.07)	$(0.07)	$(0.04)

Weighted average number of shares outstanding	86,486,098	85,666,361	83,387,939

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
(d)	Reconciliation (continued):
		(v) Cash flows:

		Years ended August 31,
		2007	2006	2005

	Cash used in operating activities, under Canadian GAAP	$(2,480,485)	$(2,075,770)	$(1,939,133)
	Adjustment for mineral properties and deferred exploration (note 11(a))	(2,324,338)	(2,545,075)	(1,515,911)

	Cash used in operating activities, under US GAAP	$(4,804,823)	$(4,620,845)	$(3,455,044)

	Cash used in investing activities, under Canadian GAAP	$(2,202,358)	$(2,585,522)	$(1,235,933)
	Adjustment for mineral properties and deferred exploration (note 11(a))	2,324,338	2,545,075	1,515,911

	Cash provided by (used in) investing activities, under US GAAP	$121,980	$(40,447)	$279,978
(e)	Recent pronouncements:
	(i)

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainties and Income Taxes (FIN 48).  FIN 48 clarifies the accounting for uncertainties in income taxes and under SFAS 109, Accounting for Income Taxes by defining a criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements.  Additionally, it provides guidance on measurement, derecognition, classification, interests and penalties, accounting in interim periods, disclosure and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company has not yet determined the effects of adopting FIN 48.

	(ii)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157).  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company has not yet determined the effect of adoption of SFAS 157.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2007, 2006 and 2005

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
(e)	Recent pronouncements (continued):
(ii)

In February 2007, the FASB issued FAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities including and amendment of FASB Statement No. 115 FAS 159 which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates.  A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  This statement is expected to expand the use of fair value measurement, FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the Company’s first quarter ended November 30, 2008.  The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

Tanzanian Royalty Exploration Corporation

Years ended August 31, 2007 and 2006

Management’s Discussion and Analysis

The Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited Consolidated Financial Statements for the years ended August 31, 2007 and 2006.

The financial information in the MD&A is derived from the Company’s Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD&A is November 28, 2007.

Overall Performance

As of August 31, 2007 the Company had Current Assets of $2,149,000 as compared to $3,432,000 on August 31, 2006.  The decrease of $1,283,000 in current assets is mainly attributed to decreases in cash and cash equivalents. Mineral Properties and Deferred Exploration costs amounted to $22,460,000 as of August 31, 2007, an increase of $1,866,000 as compared to a cost of $20,594,000 at August 31, 2006. The current year’s gross expenditures of $3,131,000 (2006-$2,545,000) includes $925,000 worth of the Company’s common shares issued to Ashanti Goldfields Cayman Limited (“Ashanti”) for the repurchase of its rights to the Kigosi property, including all related camp and equipment.  The Company recovered $411,000 of exploration costs from its option partners in 2007 and $320,000 in 2006. The Company has also recorded a write-down in 2007 of $1,265,000 (2006 - $1,690,000) on mineral properties abandoned.

The Company has financed its operations and investments through the issuance of common shares.  During 2007, the Company raised $3,154,000 (2006 - $6,494,000) through the issuance of share capital and share subscriptions.

Selected Annual Information

	2007 August 31	2006 August 31	2005 August 31
Total Revenues	$0	$0	$0
Net Loss for the period	($3,921,469)	($4,326,722)	($2,931,063)
Basic and diluted loss per share	$(0.05)	($0.05)	($0.04)
Total assets	$25,421,472	$24,891,967	$22,257,683
Total Long Term Financial Liabilities	$75,912	$121,739	$175,011
Cash dividends declared per share	$0	$0	$0

Results of Operations

The loss before income tax in 2007 was $3,921,000 a $406,000 decrease from last year’s loss before income taxes of $4,327,000. The major reason for the decreased loss before income taxes in 2007 was due to decreases of write off of mineral properties and deferred exploration costs of $425,000, professional fees of $106,000, transfer agent and listing fees of $76,000, partially offset by an increase in stock-based compensation expense of $103,000, and directors’ fees of $199,000.

During the year, the fee payable to the Company’s auditors increased by $130,000 due to new internal control audit requirements.  This was offset by a decrease in legal fees of $212,000.  The decreased legal fees were a result of no associated costs relating to the issuance of Restricted Stock Units (“RSUs”) and no legal proceedings in current year.  The 2007 foreign exchange loss of $125,000 is consistent with that of 2006.  Net interest earned was $20,000 for the year ended August 31, 2007, a decrease of $2,000 from 2006.  Transfer agent and listing fees decreased from $205,000 in 2006 to $129,000 in 2007 due to fewer private placements during 2007.  In 2007, the directors fees increased by $199,000 from $180,000 to $379,000 due to issuance of new RSUs and a 25% increase for directors fees.

For the years ended August 31, 2007 and 2006, the Company did not record any income tax expense or recovery.

Summary of Quarterly Results

	2007 August	2006 August	2007 May	2006 May	2007 February	2006 February	2006 November	2005 November
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($1,624,739)	($1,905,777)	($697,573)	($1,225,384)	($970,354)	($792,635)	($628,803)	($402,926)
Basic and diluted loss per share	$0.020	$0.010	$0.008	$0.006	$0.009	$0.021	$0.007	$0.005

There are two primary reasons for fluctuations in quarterly operating results.  If a property is deemed uneconomical it results in a write-off of the deferred exploration cost which can result in a large one-time loss. This explains the variation experienced in the quarters of 2007.  Another cause for quarterly fluctuations is the amount of new property investigations in a given quarter. Exploration costs associated with investigating properties are not deferred but rather are expensed as incurred.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding. Throughout the year, the Company issued 240,124 shares in Private Placement tranches with Mr. Sinclair, Chairman and CEO of the Company in consideration for cash received of $1,500,000 ($750,000 of which was received in the prior year).  In addition, the Company has received $2,250,000 for share subscriptions for which shares are to be issued subsequent to August 31, 2007, $118,000 as interest free loan and $59,250 for 75,000 options that were exercised.

As of August 31, 2007 the Company’s working capital was $1,546,000 as compared to $2,838,000 on August 31, 2006.  As the Company’s mineral properties advance under various exploration agreements, rental payment accruals could increasingly play a role in funding exploration activities for our own account.

The following table sets out the Company’s known contractual obligations as of the latest fiscal year end:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Capital Lease	US$127,866(1)	US$44,829	US$83,037	Nil	Nil

 (1)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.   A prospecting licence is issued for a period of up to three years and they are renewable two times for a period up to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance license is issued for one year and renewed for a period not exceeding a year.  All prospecting licenses granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $30 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company elects to maintain its interest are as follows:

Option Agreement Obligations	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	$2,158,000	$378,500	$777,000	$697,500	$305,000

On August 8, 2006 the Company entered into private placement subscription agreement with James E. Sinclair, the Company’s Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  As at November 28, 2007 the Company has completed three (3) of the eight (8) tranche private placement:

(a)

May 28, 2007 – 66,254 common shares at a price at a price of $5.66 per share;

(b)

August 14, 2007 – 63,345 common shares at a price of $5.267 per share;

(c)

November 13, 2007 – 63,993 common shares at a price of $5.86 per share.

Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related Parties

During the year ended August 31, 2007, $207,947 (2006 - $190,887) was paid or payable by the Company to certain directors or entities affiliated with the directors.  The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2007, the legal expense charged by this firm was $82,404, of which $11,000 remains payable at year end.  In addition to RSUs, directors were paid cash $102,473 (2006 – 90,687) for director fees.

Restricted Stock Unit Plan

The Board of Directors has implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $62,500 per year, plus $6,250 per year for serving on Committees, plus $3,125 per year for serving as Chair of a Committee, a 25% increase over 2006.  At the election of each individual director, up to one- third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

Under the RSU Plan, outside directors were granted 35,027 RSUs and employees were granted 34,538 RSUs during the year ended August 31, 2006.  During the year ended August 31, 2007, 7,381 units were forfeited due to the resignation of five employees.  On April 11, 2007, 32,242 units of the 2006 grants vested.  On April 26, 2007, an additional 109,472 RSUs were granted to directors and employees.  As at August 31, 2007, 139,414 units were outstanding, of which 52,344 units are expected to vest on April 26, 2008.  For the year ended August 31, 2007, stock-based compensation expenses related to the issue of restricted stock to employees were $148,100 compared to $ 44,772 for 2006.  Expenses related to the issue of restricted stock to directors were $260,312 in 2007 and $89,361 in 2006.

Fourth Quarter

Net loss for the fourth quarter 2007 was $1,625,000 compared to $1,906,000 for the same period in the previous year.  The primary reason for the decrease in the loss was the write-off of mineral properties in 2007 in the amount of $898,000 compared to write-off of $1,080,000 in the fourth quarter of 2006.  Professional fees were $167,800 and $301,500 for the fourth quarter 2007 and 2006, respectively.   The fees include accrual for audit and related fees of $135,000, legal fees of $30,000.  The loss also included the RSU stock based compensation costs of $56,000 in the fourth quarter 2007 to employees as compared to $44,000 in 2006.  Directors’ fees increased by $58,000 from $109,000 in 2006 to $167,000 in 2007 due to a 25 % increase in the total compensation package.

Changes in Accounting Policies including Initial Adoption

Financial Instruments — Recognition and Measurement, CICA Handbook Section 3855

Section 3855 describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity or loans and receivables, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes. If not, they are measured at their carrying value.

Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004.  The Corporation plans to adopt this standard for its fiscal year beginning on September 1, 2007. Transitional provisions for this Section are complex and vary based on the type of financial instrument under consideration.

We do not anticipate that these changes will have a significant impact on the Corporation’s results.

Hedges, CICA Handbook Section 3865

Section 3865 is applicable whenever a company chooses to designate a hedging relationship for accounting purposes.  It builds on existing Accounting Guideline AcG-13 - Hedging Relationships, and Section 1650 - Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  Section 3865 applies for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004. The Corporation plans to adopt this standard for its fiscal year beginning on September 1, 2007. Retroactive application is not permitted.

The effect on the Corporation’s financial statements will not be significant.

Comprehensive Income, CICA Handbook Section 1530

Section 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004.  The Corporation plans to adopt this standard for its fiscal year beginning on September 1, 2007. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 - Financial Instruments — Recognition and Measurement and Section 3865 - Hedges.

Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

Equity, CICA Handbook Section 3251

Section 3251 replaces Section 3250 - Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.  Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004.

The Corporation plans to adopt this standard for its fiscal year beginning on September 1, 2007. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

The effect of the eventual adoption of this standard on the Corporation’s financial statements cannot be reasonably determined at this time.

There have been no other changes in accounting policies which effect the August 31, 2007 Consolidated Financial Statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and associated costs. Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 87,159,708 common shares outstanding. There were no director and employee stock options outstanding and the Company had no share purchase warrants outstanding.

Subsequent Events

On October 26, 2007 the Company completed a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with James E. Sinclair, the Company’s Chairman and C.E.O. for the purchase of 347,222 common shares at a price of $5.76 per share.

On November 13, 2007 the third tranche of the $3 million private placement with Mr. Sinclair was completed for the purchase of 63,993 shares at a price of $5.86 per share.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under the capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant affect on the Company’s financial position or profitability.

Exploration Summary

Kigosi Project Area

The Kigosi Project was the primary focus of the Company’s exploration activities during the 2007 reporting year. After repurchasing its rights to Kigosi from AngloGold Ashanti in September 2006, the Company conducted a detailed assessment of the exploration database received from AngloGold Ashanti which was accumulated over roughly a three year period.  Follow-up exploration began at Kigosi in November 2006 with the implementation of selected IP traverses over artisanal workings in two highly prospective areas, Luhwaika and Igunda.  Drilling commenced later in the same month. A few holes were lost after encountering artisanal mine workings which are common throughout the region. In addition, mechanical difficulties with the drill rig slowed progress as did heavy rain which denied access to the Igunda prospect.

Assay results from the first six RC holes confirmed the Company’s initial expectations for the Kigosi property. Drilling within the Luhwaika Main Reef indicated that the reef dipped gently towards the southwest with a true thickness of 1-2 metres. The mineralization is hosted within a sheared, highly silicified and sericitized granite, with gold values ranging from 1.11 to 6.13 g/t.  The Luhwaika West Reef, located approximately 200 metres to the southwest of the Luhwaika Main Reef, returned gold values ranging from 3.51 to 11.63 g/t across a true thickness of 2-3 metres.

Drilling at Kigosi resumed the second week of March 2007, and despite several delays because of mechanical problems with the drill rig, the program has been proceeding almost continuously since that time.  The program’s objective was to test the strike continuity of the Luhwaika reef system which had never been drilled before. It also provided the Company with an opportunity to evaluate surrounding gold-in-soil and geophysical anomalies.  On July 13, 2007 a daily record of 261 metres was reported by drill crews, the majority of whom are indigenous Tanzanians.

Results from the Phase 2 RC drilling program at Kigosi were released in early June and confirmed the presence of two previously interpreted vein systems along with high grade gold values.  The program consisted of 109 holes aggregating 4,057 metres and focused on an area immediately adjacent to artisanal workings within the Luhwaika prospect area.  Drilling within the Luhwaika Main Reef indicates a dip of -22 degrees towards the southwest and a true thickness of 1-2 metres. Mineralization is hosted by a sheared, highly silicified and sericitized granite with gold values ranging up to 23.0 g/t (0.67 oz/t).  The Luhwaika West Reef, which sub-outcrops approximately 200 metres to the southwest of the Luhwaika Main Reef, is essentially a mineralized quartz vein, dipping 30 degrees to the southwest with a true thickness of 2-3 metres and with gold values ranging up to 11.63 g/t (0.34 oz/t).

Subsequent to year-end, the Company announced results from a Phase 3 drill program at Kigosi which confirmed the presence of several high grade gold shoots within two previously established shear zones. Among the higher grade gold intercepts reported was 2.0 metres grading 34.25 g/t; 2.0 metres at 7.25 g/t; 2.0 metres averaging 6.65 g/t (0.2 oz/ton); 1.0 metre averaging 13.15 g/t; and 1.0 metre grading 7.31 g/t.  The objective of the Phase 3 program was to test the strike continuity of the Luhwaika reef system to the southeast, infill drill the mineralization previously identified towards the northwest, and establish the controls and trends for gold mineralization that extends along a strike length of 900 metres.

A total of 126 holes aggregating 5,362 metres were completed. The two shear zones hosting the high grade shoots were traced along a strike length of 1.2 kilometres. Both shear zones remain open towards the northwest where an Induced Polarization (IP) survey indicates they could extend for at least 4.0 kilometres along strike.

Luhala Project

The Phase 7 drill program at Luhala was completed in August 2006 and consisted of nine diamond drill holes aggregating 991 metres.  All the holes tested the eastern limb of the Kisunge Main Zone. Among the better intercepts reported from this program was 3.07 metres grading 6.87 g/t. Within this intercept was a 1.44 metres interval averaging 10.95 g/t. Invaluable structural information was obtained from the Phase 7 diamond drilling program which will be utilized in the planning process for follow-up exploration.

At Luhala, three principal mineralized zones have been identified: Kisunge Hill, Shilalo South, and Shilalo West.  Gold mineralization is associated with zones of diffuse silicification, localized around small scale fractures within competent chert and felsic volcanic rock units.

Ushirombo Project Area

During fiscal 2007, the Company re-evaluated work previously conducted by BEAL on its remaining Ushirombo licences.   In-house gradient IP surveys across known soil anomalies and artisinal workings were carried out.  Some 31,500 metres of IP lines were surveyed.  In addition, in-fill soil sampling was carried out.

Sloane Developments Joint Venture

In late January 2007, the Company concluded an option agreement for its Luhala and Itetemia Projects with a private United Kingdom based company, Sloane Developments Ltd.  Subsequent to that agreement, the two parties entered into a Management Services Agreement whereby a wholly-owned subsidiary of Tanzanian Royalty will carry out field and exploration work on the Kisunge and Shilalo Hills targets within the Luhala Project Area and similar work at the Golden Horseshoe Reef at Itetemia.

The majority of the exploration work will consist of Reverse Circulation (RC) and diamond drilling along with limited ground geophysics. In addition, Tanzanian Royalty has agreed to assist with grassroots exploration on other licenses in the agreement subject to the availability of staff and equipment.

Exploration crews were mobilized to the Itetemia Project in August 2007 and drilling commenced in mid-September.  The drill program is scheduled to include at least 2,000 metres of Reverse Circulation (RC) drilling and 3,000 metres of infill diamond drilling. It is designed to improve the confidence level of the gold grades encountered in previous drill programs within the Golden Horseshoe Reef down to the 200 metre level.

The sulphide mineralization encountered on the Itetemia property is comprised of massive to semi-massive, stringers, veins and veinlets, along with disseminated and nodular mineralization. Sulphide veins locally range in thickness from 15-30 centimetres.

Tulawaka

Some notable exploration successes were reported during the report period by MDN Inc. which has a number of licenses under option from Tanzanian Royalty in the Tulawaka area of Tanzania.  In September and October of 2006, MDN tested several gold targets on its 102.9 km² Nyantimba licenses 15 kilometres north of the Tulawaka gold mine.  A total of 53 RC holes were drilled as a follow-up to the previous year's rotary air blast (RAB) program which produced a significant discovery of mineralization in the Viyonza zone.  Assay results from the 2,689 metres of drilling included 2.0 metres grading 35.95 g/t, 3.0 metres averaging 17.15 g/t and 2.0 metres of 13.18 g/t.

A second discovery of mineralization was made by MDN on ground optioned from Tanzanian Royalty in the Mnezeki area 20 kilometres east of the Tulawaka Gold Mine. This discovery returned one of the highest grade gold intercepts reported from the region in recent years: 30.08 g/t gold over 6.0 metres.  Further assay results were reported by MDN from the

Mnezeki area in August 2007 including 8.0 metres averaging 2.41 g/t.  A total of 1,736 metres of RC drilling and 1,252 metres of RAB drilling have been completed on the Mnezeki Project.

Kabanga Nickel Belt

Three years ago, management recognized that base metal prices - especially nickel - were destined to move substantially higher based on demand from China which has been industrializing at a pace that is arguably without historical precedent.

With this positive demand outlook as an economic driver, the Company applied for open ground within the Kabanga Nickel Belt that was considered to be favorable for hosting magnetic anomalies or differences in the earth’s magnetic field. These magnetic anomalies are often associated with economic mineral deposits, one of which has been discovered in the belt to date.

The Kabanga Nickel Belt hosts the Kabanga nickel deposit (Barrick Gold/Xstrata plc) which is presently in the feasibility stage and was discovered by the United Nations Development Program (UNDP) during the 1970s.  The actual discovery was made following a comprehensive geochemical and geophysical program that identified a chain of coincident airborne magnetic and geochemical anomalies within a 20-30 kilometres wide northeasterly trending belt that extends for over 200 kilometres.

The seven prospecting licenses acquired by the Company cover an area of approximately 4,434 square kilometers within the Kibara Fold Belt of northwestern Tanzania. One of the prospecting licenses is located within a zone of two parallel magnetic highs that extends down to the Kabanga Nickel deposit, while another license hosts a 50 kilometers long magnetic anomaly whose geophysical signature is of similar intensity to the Kabanga nickel deposit.  Moderate nickel-in-soil anomalies are evident on some of the licenses as well.

Early in the reporting year following a detailed examination of historical data from the prospecting licenses, the Company began prioritizing exploration targets on its holdings in the Kabanga Nickel Belt. However, before the Company initiated exploration work on its holdings, a Chinese corporate entity and a number of international mineral explorers expressed interest in joint venturing the prospecting licenses. Several parties have been evaluating technical data from the properties with a view to formalizing an agreement that would see staged exploration work conducted on prospective areas within our core nickel holdings.

Diamond Analytical Results

Analytical results were received from eight 50 kilogram kimberlite samples that were sent in for micro-diamond analysis in the latter part of 2006. These samples were collected from RC drilling over eight separate kimberlites that were discovered on two of the Company's diamond licenses. Receipt of the analytical results took much longer than expected because of the heavy backlog of work in diamond laboratories worldwide.

Two of the eight sample composites returned very low quantity (one from each sample) micro diamonds while the remaining six were non-diamondiferous. These results indicate that none of these pipes will be of economic interest and no further work will be conducted on them. Nonetheless, the Company intends to evaluate other licenses in its portfolio that are prospective for diamonds.

Biogeochemistry

A key component in the Company’s optimization of its exploration process is the deployment of biogeochemistry techniques in its field programs. One of the major problems confronting mineral explorers in the Lake Victoria Greenstone Belt - and for that matter in most other greenstone belts in the world - is the presence of deep overburden which frequently masks the presence of favorable host rocks for gold, diamonds and other mineral commodities.

Biogeochemical protocols have been developed relating to the selection and analysis of sample materials and specially-trained crews have been put into the field to gather samples for analysis. In addition, a biogeochemistry laboratory has been established in Mwanza, Tanzania for the preparation of sample materials which are then sent to independent laboratories.  The BGC program has now been completed and follow-up programs in the form of soil sampling and auguring are presently underway.

Property Acquisitions and Abandonments

We have within this reporting period entered into one new option agreement.  Properties are acquired on the basis of favorable geology and will be evaluated in detail by our in-house technical staff to firm up exploration potential and make them attractive to potential partners under standard royalty agreements.

At the present time, we have seventeen (17) mineral licenses dealt to Barrick Gold, MDN Inc. (“MDN”) (formerly Northern Mining Explorations) and Sloane Developments Inc.. The Company currently holds 136 mineral licenses in Tanzania covering more than 10,000 square kilometres. All of these holdings are located in and around the world-class Lake Victoria Greenstone Belt and Kabanga/Kibara Nickel Belt regions in Tanzania.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Controls and Procedures

During the fiscal year ended August 31, 2007 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2007.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of August 31, 2007:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to the recording of journal entries and to allow for appropriate monitoring of financial reporting matters and controls.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This material weakness primarily affects equity, foreign exchange, inventory and the financial reporting process including consolidation, financial statement preparation and related note disclosures.

Changes in Internal Controls over Financial Reporting

Subsequent to August 31, 2007, the Company has undertaken steps to remediate the material weakness described above:

•

Management is reviewing the current assignment of responsibilities and is taking steps to improve the segregation.  In addition, Management will identify and may hire additional accounting resources where required to redistribute and eliminate overlapping of duties.  Management will review existing mitigating controls, and if appropriate implement changes to internal controls over financial reporting whereby more effective mitigating controls will be adopted.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure and determined that, as a result of the material weakness in internal control over financial reporting described above, as of August 31, 2007 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located while  additional information will be available on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F1 - Certification of Annual Filings

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation (the issuer) for the period ending August 31, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

November 27, 2007

signed James E. Sinclair

James E. Sinclair

Chairman and CEO

Form 52-109F1 - Certification of Annual Filings

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify that:

2.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation (the issuer) for the period ending August 31, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

November 27, 2007

signed “Regina Kuo-Lee”

Regina Kuo-Lee

Chief Financial Officer